UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file no.: 333-93785
Donegal Mutual Insurance Company 401(k) Plan
1195 River Road
Marietta, Pennsylvania 17547

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

DONEGAL MUTUAL INSURANCE
COMPANY 401(k) PLAN
FINANCIAL STATEMENTS WITH
SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2010 AND 2009
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H — Part IV Line 4i — Schedule of Assets (Held at End of Year)	15

Exhibit 23.1	18

Report of Independent Registered Public Accounting Firm
To The Plan Administrator and Participants
Donegal Mutual Insurance Company 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4(i) — schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ ParenteBeard LLC
Lancaster, Pennsylvania
June 23, 2011

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
Assets

Investments, at fair value:
Interest-bearing cash	$5,491,037	$4,998,093
Common/collective trusts	4,262,236	3,875,268
Registered investment companies	32,964,978	26,409,154
Employer securities	4,309,499	4,641,473

	47,027,750	39,923,988

Receivables:
Employer’s contributions	—	45,956
Participants’ contributions	—	73,775

	—	119,731

Net Assets Available for Benefits	$47,027,750	$40,043,719

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

Investment Income:
Interest	$2,549	$21,807
Dividends	954,755	770,305
Net appreciation in fair value of investments	3,133,033	5,357,148

	4,090,337	6,149,260

Contributions:
Employer	1,388,218	1,348,442
Participants	2,316,745	2,232,868
Rollover	663,258	17,606

	4,368,221	3,598,916

	8,458,558	9,748,176

Benefits Paid to Participants	(1,474,527)	(1,947,377)

Transfers into the Plan	—	1,229,714

Net Increase	6,984,031	9,030,513

Net Assets Available for Benefits — Beginning of Year	40,043,719	31,013,206

End of Year	$47,027,750	$40,043,719

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (the Plan) provides only general information. Donegal Group Inc. is the regional insurance holding company of Donegal Mutual Insurance Company. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company and Plan has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Plan Transfer

On August 11, 2009, the Company’s Board of Directors and The Sheboygan Falls Insurance Company’s Board of Directors approved the merger of the The Sheboygan Falls Insurance Company 401(k) Plan into the Plan. On September 11, 2009, The Sheboygan Falls Insurance Company 401(k) Plan was merged into the Plan. The amount transferred to the Plan amounted to $1,229,714 which consisted of $44,634 of common/collective trusts and $1,185,080 of registered investment companies.

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code (IRC). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollovers.

Newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Employee deferrals will automatically be increased by 1% at the

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN (Cont’d)

beginning of each successive year until the deferred percentage reaches 6%. Employees not selecting an investment option for their deferrals have their contributions invested in the Putnam Asset Allocation — Conservative Portfolio. Employees have the option to opt out of participation or change their elective deferral at any time following their eligibility date.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan does not currently allow participant loans.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions, as well as all amounts that transferred into the Plan during the 2000 year from the discontinued Money Purchase Pension Plan and Profit Sharing Plan and earnings theron. Vesting of employer matching contributions and earnings thereon is based on years of service. A participant is 100% vested after 2 years of credited service.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN (Cont’d)

and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the IRC.

Forfeitures

Forfeitures arising from distributions to participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the Plan year or to reduce Company contributions per guidelines established by the Plan. Forfeitures used to reduce Company contributions totaled $26,297 in 2010 and $24,965 in 2009. As of December 31, 2010 and 2009, there were $23,491 and $26,297 of unallocated forfeitures, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as those held during the year.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Administration of Plan Assets

The Plan’s assets are administered under a contract with Putnam Investments (Putnam), the custodian and trustee of the Plan. Putnam invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”, (ASU 2010-06), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of the effective provisions of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements. The adoption of the Level 3 disclosures is not expected to materially impact the Plan.

In September 2010, FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans,” (ASU 2010-25), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25, but given the Plan does not allow participant loans, the adoption had no impact on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

The Plan accounts for financial assets using a framework that establishes a hierarchy that ranks the quality of inputs, or assumptions, used in the determination of fair value, and the Plan classifies financial assets and liabilities carried at fair value in one of the following three categories:

Level 1 — quoted prices in active markets for identical assets and liabilities;

Level 2 — directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 — unobservable inputs not corroborated by market data.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2010 or 2009.

For investments that have quoted market prices in active markets, the Plan uses the quoted market price as fair value and includes these investments in Level 1 of the fair

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
3.	FAIR VALUE MEASUREMENTS (Cont’d)

value hierarchy. The Plan classifies employer securities, registered investment companies and interest-bearing cash as Level 1. When quoted market prices in active markets are not available, the Plan bases fair values on underlying market values for the common/collective trusts provided by the Plan trustee. Further information concerning the common/collective trusts may be obtained from their separate audited financial statements. The Plan classifies common/collective trusts as Level 2. The Plan had no investments classified as Level 3 during the years ended December 31, 2010 and 2009.

The Plan invests in two common/collective trust funds, the Putnam Bond Index Fund and the Putnam S&P 500 Index Fund. The common/collective trust funds are valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust funds are based upon significant observable inputs, although is not based upon quoted market prices in an active market. The Putnam Bond Index Fund’s investment objective in to achieve a return, before the assessment of fees, that closely approximates the return of the Barclay’s Aggregate Bond index, a common measure of U.S. investment-grade bond market performance. To achieve its investment objective, the Putnam Bond Index Fund invests a significant portion of its assets in securitized debt instruments, including mortgage-backed and asset backed investments. The Putnam S&P 500 Index Fund’s investment objective in to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor’s 500 Composite Stock Price Index, a common measure of U.S. market performance. To achieve its investment objective, the Putnam S&P 500 Index Fund invests primarily in the securities that constitute the Standard & Poor’s 500 Composite Stock Price Index either directly or through the purchase of shared of collective investment trusts having investment objectives similar to that of the Putnam S&P 500 Index Fund. For liquidity and hedging purposes, the Putnam S&P 500 Index Fund may invest in high-quality, money market instruments and in money market funds that invest exclusively in high-quality money market instruments. The Putnam S&P 500 Index Fund also uses stock index futures contracts in order to manage transaction costs and minimize tracking errors between the Putnam S&P 500 Index Fund and the Standard & Poor’s 500 Composite Stock Price Index.

The underlying investments of the common/collective trust funds consist primarily of Level 1 and Level 2 inputs. Level 1 inputs consist of valuations based on quoted prices for identical securities in active markets. Level 2 inputs consist of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investments in the common/collective trust funds are not subject to any withdrawal restrictions and distributions may be taken at any

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
3.	FAIR VALUE MEASUREMENTS (Cont’d)

time. The Plan has no unfunded commitments relating to the common/collective trust funds at December 31, 2010 and 2009.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The following table presents the fair value measurements for the Plan’s investments by level, within the fair value hierarchy as of December 31:

		Fair Value Measurements Using
		Quoted
		Prices in Active Markets	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	2010

Interest-bearing Cash	$5,491,037	$5,491,037	$—	$—
Registered Investment Companies:
Fixed Income Funds	7,276,886	7,276,886	—	—
Growth Funds	5,306,780	5,306,780	—	—
Balanced Funds	17,204,422	17,204,422	—
International Funds	3,176,890	3,176,890	—
Employer Securities	4,309,499	4,309,499	—	—
Common/Collective Trusts	4,262,236	—	4,262,236	—

Total	$47,027,750	$42,765,514	$4,262,236	$—

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
3.	FAIR VALUE MEASUREMENTS (Cont’d)

		Fair Value Measurements Using
		Quoted
		Prices in Active Markets	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	2009

Interest-bearing Cash	$4,998,093	$4,998,093	$—	$—
Registered Investment Companies:
Fixed Income Funds	6,037,495	6,037,495	—	—
Growth Funds	4,023,761	4,023,761	—	—
Balanced Funds	13,536,317	13,536,317	—
International Funds	2,811,581	2,811,581	—
Employer Securities	4,641,473	4,641,473	—	—
Common/Collective Trusts	3,875,268	—	3,875,268	—

Total	$39,923,988	$36,048,720	$3,875,268	$—

4.	INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2010	2009
Interest-bearing cash
Putnam Money Market Fund	$5,491,037	$4,998,093
Common/collective trust
Putnam S&P 500 Index Fund	3,046,595	2,559,371
Registered investment companies
PIMCO Total Return Fund	3,986,578	3,277,125
Putnam Asset Allocation — Growth Portfolio	2,492,248	1,710,481	*
Putnam Asset Allocation — Balanced Portfolio	3,742,992	2,251,893
Putnam International Equity Fund	3,176,890	2,811,581
Putnam Equity Income Fund	3,225,908	2,949,785
Employer securities
Donegal Group Inc. Class A common stock	3,360,775	3,720,532

*	Investment did not represent 5% or more of the Plan’s net assets, rather this investment is shown for comparative purposes.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
4.	INVESTMENTS (Cont’d)

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2010	2009
At fair value as determined by quoted market prices:
Registered investment companies	$2,886,490	$5,019,952
Employer securities	(213,404)	(265,404)
Otherwise determined:
Common/collective trusts	459,947	602,600

	$3,133,033	5,357,148

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 2009 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.	RELATED PARTY AND PARTY-IN-INTEREST

The Plan held 232,098 shares of Class A and 53,905 shares of Class B Donegal Group Inc. common stock with fair values of $3,360,775 and $948,724, respectively, as of December 31, 2010. The Plan held 239,416 shares of Class A and 54,818 shares of Class B Donegal Group Inc. common stock with fair values of $3,720,532 and $920,941, respectively, as of December 31, 2009. The net realized/unrealized depreciation in fair

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
6.	RELATED PARTY AND PARTY-IN-INTEREST (Cont’d)

value of Donegal Group Inc. common stock (including Class A and Class B) during 2010 and 2009 was $180,179 and $265,404, respectively. Dividends received from Donegal Group Inc. in 2010 and 2009 were $132,816 and $126,374, respectively. During 2010 the Plan purchased (excluding reinvested dividends) 28,225 shares of Donegal Group Inc. common stock at an aggregate cost of $395,675 and sold 46,247 shares of Donegal Group Inc. common stock for total proceeds of $680,286. As of December 31, 2010 and 2009, the Class A shares of Donegal Group Inc. common stock represent more than 5% of net assets available for benefits.

In addition, certain 2010 and 2009 Plan year investments are interest-bearing cash, common/collective trusts, and registered investment companies managed by Putnam Investments. Putnam Investments is the trustee and the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. All of the Plan’s administrative fees, such as trustee fees, and audit fees were paid directly by the Company in 2010 and 2009.

8.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule H — Financial Information (Form 5500)
Part IV — Line 4i — Schedule of Assets (Held at End of Year)
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three-digit Plan Number: 003
December 31, 2010

		(c)
		Description of investment including maturity
	(b)	date, rate of interest, collateral, par, or maturity		(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	value		Cost	Current Value

*	Putnam Money Market Fund	5,491,037	Shares of Money Market Fund	**	$5,491,037

	Total interest-bearing cash				5,491,037

*	Putnam Bond Index Fund	64,184	Common/Collective Trust Units	**	1,215,641
*	Putnam S&P 500 Index Fund	85,053	Common/Collective Trust Units	**	3,046,595

	Total common/collective trusts				4,262,236

	Oakmark Equity & Income Fund	69,178	Mutual Fund Shares	**	1,919,000
	MSIF Small Company Growth Fund	111,447	Mutual Fund Shares	**	1,478,906
	PIMCO Total Return Fund	367,427	Mutual Fund Shares	**	3,986,578
	The Janus Fund	66,004	Mutual Fund Shares	**	1,923,345
	American Funds New Perspective Fund R4 Class	4,728	Mutual Fund Shares	**	134,035
	Davis New York Venture Fund	51,812	Mutual Fund Shares	**	1,779,236
	American Funds Growth Fund of America	44,241	Mutual Fund Shares	**	1,335,625
*	Putnam Asset Allocation — Growth Portfolio	202,622	Mutual Fund Shares	**	2,492,248
*	Putnam Asset Allocation — Balanced Portfolio	342,451	Mutual Fund Shares	**	3,742,992
*	Putnam Asset Allocation — Conservative Portfolio	177,854	Mutual Fund Shares	**	1,636,258
*	Putnam International Equity Fund	158,527	Mutual Fund Shares	**	3,176,890
*	Putnam Equity Income Fund	214,346	Mutual Fund Shares	**	3,225,908
	Lord Abbett Small Cap Blend Fund A Class	65,373	Mutual Fund Shares	**	991,714
*	Putnam Diversified Income Trust	61,200	Mutual Fund Shares	**	495,721
	Baron Asset Fund	21,449	Mutual Fund Shares	**	1,185,502
	Artisan Mid Cap Value Fund Investor Class	64,112	Mutual Fund Shares	**	1,287,361
	Neuberger & Berman Genesis Trust	45,627	Mutual Fund Shares	**	2,173,659

	Total registered investment companies (mutual funds)				32,964,978

*	Donegal Group Inc.	232,098	Shares of Class A Common Stock	**	3,360,775
*	Donegal Group Inc.	53,905	Shares of Class B Common Stock	**	948,724

	Total employer securities				4,309,499

	Total investments				$47,027,750

*	Party-in-interest

**	Historical cost information is not required to be disclosed for participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN
Date: June 23, 2011	By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of ParenteBeard LLC (filed herewith)